Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen to Present Anti-Tumor
Activity and Safety Data of COM701, COM902 and
Pembrolizumab Combination in Patients with Platinum
Resistant Ovarian Cancer at SITC 2024

HOLON, ISRAEL, November 5, 2024 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced that data supporting the anti-tumor activity and safety profile of the triple combination COM701, COM902 and pembrolizumab in advanced heavily pre-treated patients with platinum resistant ovarian cancer (PROC) has been published as an abstract released by the Society for Immunotherapy of Cancer (SITC).

This data and additional clinical data will be presented by Oladapo Yeku, M.D., Ph.D., FACP, Assistant Professor of Medicine, Harvard Medical School, and Director of Translational Research, Gynecologic Oncology Program, Massachusetts General Hospital, Boston, MA, and an investigator in this study, as a poster presentation at the 39th Annual Meeting of SITC, taking place between November 8-10, 2024 in Houston, Texas.

“The data from this study along with data Compugen previously presented, demonstrate that COM701 is active, has a favorable safety profile, and is a differentiated immune checkpoint inhibitor. COM701 in combination with COM902 (Fc reduced anti-TIGIT) and pembrolizumab (anti-PD-1) resulted in durable objective responses in late-stage ovarian cancer patients typically not responsive to other immunotherapeutic agents,” said Dr. Oladapo Yeku. “There is a significant unmet need for effective, durable, and tolerable treatment options for patients with relapsed ovarian cancer. I look forward to discussing this data in Houston at SITC on Friday, November 8, 2024 and participating in further clinical development of COM701.”

Anat Cohen-Dayag, Ph.D. President, and Chief Executive Officer of Compugen added, “We are highly encouraged by the consistency of the data between our two platinum resistant ovarian cancer studies demonstrating COM701 driven activity and safety profile in more than forty advanced and heavily pre-treated patients. We believe these data support our initial observation of the unique mechanism of action of COM701 translating into clinical benefit in patients with ovarian cancer. We are encouraged by feedback from ovarian cancer experts supporting advancing COM701 to an earlier setting of ovarian cancer therapy based on its overall activity, safety profile and durability demonstrated in advanced disease. There is a gap in care for women with platinum sensitive ovarian cancer, who respond to chemotherapy but are ineligible for or cannot tolerate additional maintenance treatment. These patients have a less compromised immune system, providing the opportunity to harness the unique mechanism of action of COM701 to potentially change the disease trajectory improving progression free survival.”

Dr. Cohen-Dayag continued, “Our development path in earlier lines of ovarian cancer will start by addressing this unmet need. I look forward to discussing these data and our future development plans including a fireside chat with Dr. Yeku, as part of our third quarter conference call that will take place on November 12, 2024, at 8:30 am ET.”

The abstract is now available on the publication section of Compugen’s website. The poster and short video presentation of the poster by Dr. Yeku will be available on the publication section of Compugen’s website on Friday November 8, 2024.

SITC 2024 abstract Data cut off: May 16, 2024 Note: The poster to be presented at SITC on November 8, 2024 will include additional data
Treatment	COM701+COM902+pembrolizumab
No. patients	23 (efficacy evaluable)
Confirmed ORR	17.4% (1 CR, 3 PR)
Confirmed DCR	43.5%
Immune activation	Increase in peripheral IFNγ
Safety	Majority AEs GR ≤2 No GR 4/5 AEs 1 GR 3 event, serious immune related encephalopathy resolving following treatment with steroids

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery platform (UnigenTM) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, COM503, a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which has been granted IND clearance from the FDA, is licensed to Gilead. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to our belief that the unique mechanism of action of COM701 may have a clinical benefit in patients with ovarian cancer; statement relating to the potential of COM701 to change the disease trajectory and improving progression free survival; statements relating to the target of our development path in earlier lines of ovarian cancer; and statements regarding our plans to provide details of our plans for further development of COM701 during our third quarter conference call These and other forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value; the general market, political and economic conditions in the countries in which Compugen operates, including Israel; and the effect of the evolving nature of the recent war in Israel, and the related evolving regional conflicts. These and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
VP, Head of Investor Relations, and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071